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                           February 7, 2023

       Jake Noch
       Chief Executive Officer
       Music Licensing Inc.
       3811 Airport Pulling Road North, Suite 203
       Naples, FL 34105

                                                        Re: Music Licensing
Inc.
                                                            Amendment No. 12 to
Offering Statement on Form 1-A
                                                            Filed February 6,
2023
                                                            File No. 024-12048

       Dear Jake Noch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2023 letter.

       Amendment No. 12 to Offering Statement on Form 1-A Filed February 6,
2023

       History of the Share Exchange Transaction, page 20

   1. We note your amended disclosure in response to comment 1, including that the voting preferred stock element
that was set forth in the Stock Purchase Agreement "was excluded from the Share Exchange
transaction in an effort to minimize the complexity of the
                                                        transaction." However,
we also note the following statements:

                                                              "The terms of the
Share Exchange Agreement were fixed and unable to be changed since the terms of
the Share Exchange Agreement were embedded in the terms of the
                                                            Stock Purchase
Agreement. Jake P. Noch did not alter the terms of the yet-to-be-
                                                            formalized Share
Exchange Agreement ... ."
 Jake Noch
Music Licensing Inc.
February 7, 2023
Page 2

             "Because of the possibility of breach of fiduciary duty & in an effort to minimize the complexity of the transaction, no changes to the terms of the Share Exchange
           Agreement were made between July 19, 2022 and August 15, 2022."

      We note that Mr. Noch signed the Stock Purchase Agreement on July 19, 2022, in which he agreed to purchase Pro Music Rights, Inc. through a merger or share exchange in consideration of 3,500,000,000 shares of common stock of the Company and voting preferred stock. After the July 19, 2022 Stock Purchase Agreement was signed, with Mr.
      Noch as controlling shareholder of Nuvus Gro Corp. and Pro Music Rights, Inc., he
      entered into the Share Exchange Agreement, which excluded the voting preferred stock that was agreed to be included in the transaction, as set forth in the Stock Purchase
      Agreement. Please revise your disclosure to reflect that the terms of the Share Exchange
      Agreement were different than the Stock Purchase Agreement and remove all disclosure that indicates that the Share Exchange Agreement was "fixed," "unable to be changed,"
      included "no changes to the terms," or other similar statements.
General

2. We note that you are offering 2,500,000,000 shares of common stock at $0.03 per share, of which the selling stockholder is selling 750,000,000 shares of common stock. We note that the legal opinion filed currently covers 6,500,000,000 units at $.0064 per share.
      Please have counsel revise the legal opinion to reflect the offering by you and the selling stockholder on behalf of Music Licensing Inc. Please refer to Staff Legal Bulletin No. 19 for guidance.
        You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at
(202) 551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameJake Noch
                                                            Division of
Corporation Finance
Comapany NameMusic Licensing Inc.
                                                            Office of Trade &
Services
February 7, 2023 Page 2
cc:       Nick Antaki
FirstName LastName